ABN 32 009 344 058

4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 23 AUGUST 2007	ASX Code: OEC
OTCBB Code: OBTLY

ORBITAL DELIVERS INCREASED PROFIT FOR 2007 FINANCIAL YEAR

PERTH, AUSTRALIA:  Orbital Corporation Limited today announced a full year profit after tax of $1.3 million for the year ended 30 June 2007.

Key Features

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Net profit after tax of $1.3 million compared to a profit of $0.5 million last year

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Revenue up 32% to $15.2 million

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EBIT (including Synerject earnings) increased by 57% compared to last year to $1.6 million

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This year’s result includes costs for full and final settlement of the R&D syndicate dispute with Coles Myer of $0.6 million

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Significant improvement in cash flow from operating activities

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Share placement and share purchase plan raised $8.8 million net of costs

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Cash on hand at 30 June 2007 of $11.3 million

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Bajaj commence production of an autorickshaw utilising Orbital direct injection technology

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Bajaj enter into a new license for LPG and CNG Autorickshaw vehicles

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Synerject invests in manufacturing and engineering facilities in China

“We are pleased that we have achieved continuing improvement in our financial results while still investing in future opportunities including the Chinese market” said Dr Houston.

“Our operating activities show improved cash flow and the successful capital raising has put Orbital in a better position to pursue growth opportunities both inside and outside our current core business.” added Dr Houston.

FINANCIAL OVERVIEW

Total revenue for the year ended 30 June 2007 increased by 32% to $15.2 million, due to the increased engineering services revenue of $12.5 million (+45%) offset by reductions in royalty and licence income of $0.1 million and other income of $0.1 million. The increased engineering income was generated across a range of customers including approximately $2.0 million increase in OCP development programs and $1.9 million increase in other engineering contracts including alternative fuels. The decrease in royalties was due to the strengthening Australian dollar.

Expenses increased by $2.0 million (14%) to $16.7 million mainly as a result of the increased personnel, consumables and contractors required to support the increased engineering activity noted above. The increase also includes $0.6 million (including legal expenses) in full and final settlement of the dispute with Coles Myer Limited regarding research & development syndication arrangements. Finance costs of $885k (2006: $622k) are primarily notional interest charges (non cash) arising from the introduction of international financial reporting standards with effect from 1 July 2005. This requires the write up of long term non interest bearing borrowings to fair value in each accounting period.

Orbital’s share of profits of its joint venture with Siemens, Synerject LLC of $3.2 million compares to $4.1 million last financial year. The strengthening Australian dollar impacted this result by approximately $0.2 million.

Synerject’s underlying result increased by 30% to US$3.5 million from US$2.7 million last financial year. In 2007 Synerject expensed development costs under USGAAP of US$1.1 million compared with US$2.5 million in 2006. These expenses which relate to the development of the M3 electronic control unit are capitalised under AIFRS for the purpose of equity accounting the Synerject result.

Synerject’s revenue increased by 39% to US$80 million mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$19.3 million of the increase. Synerject’s 2007 result also includes $0.9 million costs associated with the establishment of manufacturing and engineering facilities in China. Synerject’s net cash inflow for the year was US$0.1 million after incurring the China costs noted above and investing $2.5 million in capital equipment.

Synerject’s cash at 30 June 2007 was US$4.3 million and net debt was US$3.2 million, with an overall joint venture gearing ratio of 21%.

Orbital’s cash outflow from operating activities was $0.2 million for the year including the costs and settlement of the legal dispute noted above for $0.6 million compared to $1.8 million cash outflow in 2006. This improvement is primarily as a result of the increase in engineering services. In 2007 investment in engineering facilities increased to $0.7 million (2006: $0.2 million). In 2006 Orbital invested US$2.0 million additional equity in Synerject (2007 $nil).

In November 2006 Orbital raised $4.0 million through the placement of 26.7 million shares at an issue price of 15 cents. In December 2006 Orbital successfully completed a share purchase plan raising a further $5.2 million. The share purchase plan was oversubscribed; however the Directors determined the oversubscriptions would be accepted in full. After transaction costs a total of $8.8 million was raised. At 30 June 2007 Orbital had cash on hand of $11.3 million.

Orbital’s revenue streams include income that can be derived from the development and commercialisation of new products and technology.  Income is received from our R&D, Engineering, Licensing and (Joint) Manufacturing activities.  Detailed comments on Orbital’s revenue and investment streams are as follows:

Engineering Services

Orbital’s professional engineering consultancy services create a significant revenue stream while allowing Orbital to work closely with customers on advanced powertrain applications and developments, a large proportion of which involve the application and development of Orbital proprietary technology.

Engineering services revenue increased by 45% to $12.5 million for the full year, with an engineering contribution of over $3.2m which is up by $2.8 million compared to the previous year.

The overall increased engineering income in FY07 was generated across a range of customers including new areas of work in heavy duty LNG/CNG systems development as well as design and development of small engines for the lawn, garden and utility markets. These new opportunities for both our engineering and technology capabilities are a good example of the broadening customer base Orbital has been developing over the last two years. The level of services relating to the application and development of Orbital technology continues at a strong level of above 50% of the engineering revenue.

The engineering services order book at 30 June 07 was $5 million which compares to $6 million at 31 December 2006; however the prospects for continued growth in the engineering services revenue continue to be positive. The lower figure at this time is due to a delay in the second half orders from China and India as well as the normal cyclic nature of our customers business outsourcing engineering services. As a continuing response to these cyclic fluctuations we have developed a wider base of geographic and technology customers evidenced by the level of prospects we have developed during the second half of FY07.

To exploit the opportunities provided by the changing landscape in the area of global warming concerns, energy utilisation, transport and sustainability, Orbital has refined its strategies and direction to firmly establish itself as a provider of innovative technical solutions.

We are strongly positioned with offerings from strategic consulting, independent technical reviews, audits, project management, advanced research, new engine design and development as well as specific technology solutions for improved fuel efficiency and emissions benefits across a broad range of vehicles sizes and fuel types.

Royalties and Licences

Orbital licenses its patented direct injection technology to original equipment manufacturers (OEM) and suppliers. Royalties and license fees are derived from a wide range of customers in the marine, motorcycle and recreational sectors.

License and royalty revenue decreased by $100k compared to the prior year due to the impact of the strong A$ in this period.

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Marine market

The overall marine market was robust compared to the previous year, with increased sales in the larger Mercury V6 Optimax range contributing to an increased level of marine outboard royalties.

The Bombardier personal watercraft Orbital Direct Injection (DI) products have been a decreasing volume product for a few years now as they transition all new Sea-Doo products to 4-stroke engines.

The 2-stroke DI outboard market continues to hold up well in this sector with strong commitment from both Mercury and Tohatsu to the future of this product. This was evidenced by the strong public support for the DI 2-stroke product, with Mercury celebrating the 10 year anniversary of the release of OptiMax (Orbital / Synerject DI) products last November, and the launch of two new OptiMax products to the market in June 2007.

Engineering services programs at Orbital in the area of future emissions development for outboard engines is a good indication of the future investment in the DI 2-stroke and the potential longevity of our royalty streams. Based on other new engineering programs the prospects continue to be positive for the application of Orbital DI to future high performance 2-stroke engines in both the snowmobile and recreational motorcycle markets.

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European scooter markets

The softness in the European scooter market continued as predicted with on-going delays in the introduction of tougher European emissions legislation for these vehicles.

Development of a prototype lower cost DI fuel system for these markets has progressed well, however in the absence of tougher emissions standards the challenge of meeting the cost targets for the incumbent carburettor continues.

Initiatives in relation to sourcing lower cost components out of India, which are now available due to the Bajaj DI launch, are being investigated.  As in the marine outboard market, there are strong fundamental reasons for the continued use of DI 2-stroke engines in this scooter market. However step changes in legislation for emissions durability requirements are still out in 2009/10.

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Indian Rickshaw market

In May this year Bajaj launched their gasoline DI autorickshaw program. This launch was a key step for Orbital DI technology into a new and growing market segment. On the release of this product Bajaj's Managing Director, Mr. Rajiv Bajaj commented "The first customers have enjoyed a 30% fuel economy improvement and experienced significantly improved driving characteristics."

The initial volume ramp up will be slow as Bajaj develop the market pull for this product and manage the roll out to new dealers and cities in the coming months. Although the volumes will start out low, this DI product will add to our royalty income in FY08 and add to the systems sales revenue of Synerject going forward.

In the pipeline there are further models under development which will utilise Orbital DI for gaseous applications, including both LPG and CNG fuels. The benefits in running costs for these gaseous fuels in India are a key part of the future growth opportunities in this market.

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Retrofit aftermarket

In the retro-fit aftermarket our licensee Envirofit continues to make progress towards a full release of a taxi fleet of 3 wheeler DI 2-strokes in the Philippines.  This program is an important test to fully validate the potential of this retro-fit market, which could involve many millions of old 2-stroke engines in the Asia pacific market.

The Orbital DI system has demonstrated, in a small test fleet, the potential to bring large benefits in terms of hydrocarbon and particulate reduction as well as up to a 35% improvement in fuel efficiency. Orbital are supporting this program to help provide final sign-off, and if successful this market will add to our overall royalty revenues in the coming years.

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DI 4 stroke

Application of the Orbital DI 4-stroke technology has continued with a number of customers throughout this year. The first production customer for this technology is expected to launch this financial year with a spark ignited kerosene product, with other customers keen to follow.

Application progress in the gasoline DI 4-stroke area has continued with existing and new customers assessing the potential for motorcycle and recreational applications.

The key driver for this gasoline DI 4-stroke market is the improved fuel efficiency of up to 30% due to running a lean, stratified combustion, and in contrast to the automotive passenger car market, there is no requirement for lean NOx catalyst technology under lean operating conditions.

Research & Development

The last two years have seen uplift in the level of resource focus and expenditure in the area of Research and Development (R&D). This has enabled a number of new market focussed developments in the following key areas:

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Spark ignited kerosene and diesel combustion for 4-stroke and 2-stroke engines, with cold start capability down to -20oC.

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Development of lower emissions capability for 2-stroke marine engines to meet future emissions legislation.

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Continued development of LPG and CNG variants of the Orbital DI system for automotive, commercial and recreational applications (to meet the growing demand for fuel diversification)

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DI E100 (100% Ethanol fuel) combustion development in combination with turbo charging. To meet the growing demand for fuel diversification and solve some of the long standing concerns with 100% Ethanol operation.

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Orbital DI in combination with HCCI (homogeneous charge compression ignition) is now running successfully at Orbital (to help control the HCCI process – a potential future combustion process sitting part way between diesel and spark ignited combustion – with the benefits of both)

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Development of a new DI engine concept engine for motorcycles and All Terrain Vehicles (ATV) to deliver superior engine efficiency, product differentiation and improved engine costs for emerging markets.

Sustained effort over the last two years in the above areas has resulted in 66 patent applications being granted and a further 12 new patent applications lodged. This result is an important part of the continued commitment to strengthening the Orbital patent portfolio and extending the life and scope of our royalty streams.

We have also developed an enhanced marketing campaign as part of our overall strategy to keep our customers informed about our new areas of research and development. As an example of the higher output from this campaign are the 8 new technical papers being presented at various technical conferences around the world over the next 6-8 months, a significant increase compared to the previous 3 years output of 6 papers in total.

Synerject

Orbital’s 50% owned joint venture with Siemens-VDO, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for the non-automotive OEMs.

Under US GAAP, overall revenue for Synerject was up 39% to US$80 million compared to the prior year, with an improved underlying profit result up 30% (US$3.5 million). The overall profit result has been impacted by the increased level of expenditure establishing the manufacturing and engineering capabilities in China. In addition Synerject have incurred a high level of engineering expense in the initial conversion of customer motorcycles from simple carburettor to Synerject port injection, costs which will be recovered from future component sales when they occur.

Orbital’s share of AIFRS adjusted profits from Synerject of $3.2 million were down on the equity accounted result for last year, due to increased China costs noted above and the stronger Australian dollar.

A large contributor to the revenue growth has been the first full year turnover from the Delavan acquisition which has added more than US$30 million revenue. This facility is responsible for the manufacture of the Bombardier E-TEC fuel system and electronic control unit (ECU). Overall profitability is in line with expectations, with work continuing to focus on reducing manufacturing costs for improved margins going forward. Future revenue growth from this plant will depend on the strength of the overall marine outboard market and the launch of new E-TEC products some of which are expected this year.

Establishment of the China manufacturing facility in Changchun for the new line of low cost ECUs has progressed well, with the first prototypes being produced this financial year and final validation testing now being completed. During this year Synerject has also established a small engineering team in Chongqing, which is a key part of the overall strategy to build up capability close to their customers. Boosted by the commitment in China to introduce Euro 3 emissions for all new models from January 2008, Synerject have made good progress with establishing close links and application programs with most of the major motorcycle manufacturers and producers.

Synerject’s new financing arrangements which were put in place last year will deliver the first cash dividend (45% of Synerject’s US GAAP profit) to the parents in September 2007.

Outlook

Global environmental concerns and legislation together with high fuel prices continue to generate significant interest in Orbital’s technology and engineering capability.

Orbital is well positioned with its existing technology and expertise to help solve some of these issues. In order to fully exploit these opportunities Orbital has undertaken a detailed review of its vision and strategic direction. In doing so we have reviewed the existing core income streams from Synerject, Engineering services and intellectual property with a view to enhancing these current businesses but also developing new business opportunities through alliances, acquisition or joint ventures.

The first stage of this review has focused on broadening the nature of our business to focus on the development and commercialisation of a wider range of innovative technologies and services. In particular those related to the clean, efficient and safe transportation as well as the efficient use of energy and resources where each is readily developable in Australia and applicable to the world.

We look forward to the successful roll out of the DI autorickshaw in India and the launch of further products incorporating Orbital direct injection technology in the next 12 months.

On-going production validation programs for new Orbital DI applications will continue in the area of gaseous (LPG, CNG and LNG), spark ignited kerosene/diesel and gasoline engines for 2008. The royalties from these programs are expected to come on line in the 2009 financial year.

The overall marine market may be softer this year due to the potentially weaker US economy and higher cost of credit which traditionally impacts discretionary spending. Overall royalty growth in 2008 will be dependent on the strength of the DI product roll-out in India and the robustness of the marine market in the US.

Synerject has invested and will continue to invest during 2008 in manufacturing and engineering facilities in China which will produce the recently developed ECU for the motorcycle market. A number of new customers for the complete engine management system (EMS) incorporating this Chinese manufactured ECU  are expected to be launched in 2008, however the initial low volumes are not expected to generate profits until 2009.

The Chinese and Indian markets are important to Synerject and Orbital growth aspirations with the anticipated conversion to EMS systems from carburettor in Asia over the next 5 years creating significant growth opportunities. The exact timing of the change-over is difficult to predict, however Synerject is now well positioned to supply this large emerging market in the future.

The lower order book in engineering services at the beginning of this year may limit the growth in engineering revenue for the full year. However the overall prospects for engineering services is positive, given the continued level of strong customer leads and proposals in our sales database. The launch of our new campaign to increase the level of customer contact and broaden the mix of contracts has delivered a number of new customers, although some will take some time to mature. Backed up by the higher level of R&D activity discussed earlier, we expect to see a growth in new opportunities across a wider field of customers and technologies going forward.

The development of a centre of excellence for gaseous and alternative fuels is a key focus for our future R&D investments and business development activities. There are growth opportunities both through engineering services and alliances which are being developed over the next year.

The market for professional engineering services staff is more competitive, however the company remains committed to maintaining its core strengths and capabilities. The stronger balance sheet will provide a solid commercial base for extending the scope of business either through bolt on acquisitions or extension of today’s business by way of vertical or geographical expansion.

Orbital looks forward to building upon the solid performance in 2007 and capitalising on the many opportunities which present themselves for our current revenue streams and beyond.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au